===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15
  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number: 333-30805

                      UNION TEXAS PETROLEUM HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                         C/O ATLANTIC RICHFIELD COMPANY
                             333 SOUTH HOPE STREET
                         LOS ANGELES, CALIFORNIA 90071
                            TELEPHONE (213) 486-3511
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               SHARES OF COMMON STOCK, $.05 PAR VALUE PER SHARE,
        OF UNION TEXAS PETROLEUM HOLDINGS, INC. OFFERED PURSUANT TO THE
         VIRGINIA INDONESIA COMPANY EMPLOYEE THRIFT AND RETIREMENT PLAN
             AND THE ASSOCIATED PARTICIPATION INTERESTS IN THE PLAN
            (Title of each class of securities covered by this Form)

                                     NONE*
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

           Please provide an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i) [ ]                  Rule 12h-3(b)(1)(i) [X]
       Rule 12g-4(a)(1)(ii)[ ]                  Rule 12h-3(b)(1)(ii)[ ]
       Rule 12g-4(a)(2)(i) [ ]                  Rule 12h-3(b)(2)(i) [ ]
       Rule 12g-4(a)(2)(ii)[ ]                  Rule 12h-3(b)(2)(ii)[ ]
                                                Rule 15d-6 [ ]

           Approximate number of holders of record as of the certification or notice date: one (1) record holder of common stock, par value $.05 per share, of Union Texas Petroleum Holdings, Inc.

===============================================================================
*American Depositary Shares of LASMO plc will continue to be offered under the Virginia Indonesia Company Employee Thrift and Retirement Plan.

           Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Union Texas Petroleum Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

           Dated:  June 29, 1999

                                           UNION TEXAS PETROLEUM HOLDINGS, INC.



                                           By: /s/ Michael E. Wiley
                                              ---------------------------------
                                               Michael E. Wiley
                                               Chairman of the Board and
                                               Chief Executive Officer